August 28, 2024

Gus Garcia
Co-Chief Executive Officer
GSR III Acquisition Corp.
5900 Balcones Drive, Suite 100
Austin, TX 78731

       Re: GSR III Acquisition Corp.
           Registration Statement on Form S-1
           Filed July 16, 2024
           File No. 333-280842
Dear Gus Garcia:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed July 16, 2024
Cover Page

1. In the seventh paragraph, please revise to clarify when the warrants will become exercisable.
2. If you may extend the time frame to complete your initial business combination beyond
       21 months after closing of this offering, with or without shareholder approval, revise to so state. See Item 1602(a)(1) of Regulation S-K.
3. Please revise to state the amount of compensation received or to be received by the sponsor, its affiliates, and promoters. For example, we note disclosures elsewhere regarding repayment of loans made by the sponsor, fees for advisory services, and other compensation. Please also revise to discuss whether the compensation to be paid and securities issued to the sponsor, its affiliates, and promoters may result in a material dilution of the purchasers' equity interests. Lastly, please also revise to provide a highlighted cross-reference to all the locations of related disclosures in the prospectus.
       See Item 1602(a)(3) of Regulation S-K.
 August 28, 2024
Page 2

4. Please expand your discussion of the non-managing sponsor investors to disclose the different interests they may have. In this regard, we note your statement on page 63 that they will potentially have different interests from public shareholders.
5. When discussing dilution relating to the founder shares, please revise to also state whether the anti-dilution adjustment to the founder shares in connection with your initial business combination may result in a material dilution of the purchasers' equity interests.
       See Item 1602(a)(3) of Regulation S-K.
6. Please revise your cross-references to the dilution and conflicts of interest disclosures to provide a cross-reference to all the locations of related disclosures in the prospectus. Also, the cross-references should be highlighted by prominent type or in another manner. See
       Items 1602(a)(4) and (5) of Regulation S-K.
7. We refer you to your tabular presentation of dilution at quartile intervals on the cover page and elsewhere in the filing. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure throughout your filing that you may not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602(a)(4) and (c) of Regulation S-K.
Summary, page 1

8. Please disclose any plans to seek additional financings and how the terms of additional financings may impact unaffiliated security holders. In this regard, we note your risk factor on page 54 that you may be required to seek additional financing. See Regulation
       S-K Item 1602(b)(5).
Our Sponsor, page 5

9.     Please revise the table on page 5 to provide the disclosures required by
Item 1602(b)(6) of
       Regulation S-K with respect to the repayment of loans, reimbursement of out-of-pocket expenses, the anti-dilution adjustment of the founder shares, fees for financial advisory services, and securities that may be issued upon the conversion of loans made by the sponsor, as mentioned on page 31.
10. Following the table on page 5 disclosing the nature and amount of compensation to be received, revise to disclose the extent to which the securities issuance of shares, warrants and shares underlying warrants (which may be exercised on a cashless basis), may result in a material dilution of the purchasers' equity interests, including shares and warrants that may be converted from loans from the sponsor. See Item 1602(b)(6) and
       Item 1603(a)(6) of Regulation S-K.
Additional Disclosures, page 9

11. Please revise the appropriate section of your Summary to disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the
       SPAC will be able to negotiate. In this regard, we note your disclosure on page 119 that
 August 28, 2024
Page 3

       you expect to encounter intense competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination.
Sourcing of Potential Business Combination Targets, page 11

12. Where you state on page 11 that you are not prohibited from pursuing an initial business combination with an affiliated entity, state that you will obtain an opinion from an independent third party as to the fairness of the transaction. We note disclosure on page
       131 that in the event you seek to complete your initial business combination with such a company, you, or a committee of independent and disinterested directors, will obtain a fairness opinion from an independent investment banking firm or from an independent accounting firm. Additionally, in your summary here and on page 32, expand to describe the conflicts of interest that may arise in the event you do pursue an initial business combination with an affiliated entity.
Exercise Period, page 15

13. Please reconcile your statement that you are not registering the Class A ordinary shares issuable upon exercise of the warrants with the Calculation of Filing Fee Table filed in
       Exhibit 107.
Manner of conducting redemptions, page 25

14. With respect to the number of days prior to a shareholder vote in connection with an initial business combination that you expect you will mail a final proxy statement to shareholders, please revise to be consistent with the minimum dissemination period in
       Exchange Act Rule 14a-6(q).
Redemption of public shares and distribution..., page 30

15. Please disclose whether security holders will have voting or redemption rights with respect to the extension from 18 to 21 months. Please also disclose whether there are any limitations on extensions, including the number of times you may seek to extend.
       Finally, disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Conflicts of Interest, page 32

16. Please disclose the additional conflicts of interest relating to repayment of loans, reimbursement of the sponsor and others for any out-of-pocket expenses and forfeiture of fees in the event you do not complete a de-SPAC transaction within the allotted time. See
       Regulation S-K Item 1602(b)(7).
We may not be able to complete an initial business combination since such initial business combination may be subject..., page 43

17. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S.
person.
 August 28, 2024
Page 4
If we are deemed to be an investment company under the Investment Company Act . .. . , page 46

18. We note your disclosure suggesting that in order to avoid having your anticipated activities not subject you to the Investment Company Act of 1940, you will hold the proceeds of the trust account only in U.S. government treasury obligations or money market funds meeting conditions under Rule 2a-7. For example, we note disclosure that stating that you do not believe your activities will subject you to the Act, and that "to this end" you will hold the trust assets in government securities. You also state that "by restricting the investment of the proceeds to these instruments" you intend to avoid being deemed an investment company. While we recognize that you also state that you may mitigate this risk by instructing the trustee to hold the funds in the trust account in cash, please revise these disclosures to clarify that even if the assets in your trust account are
       U.S. government securities or shares of money market funds meeting conditions under
       Rule 2a-7 of the Act, you could nevertheless, and at any time, be considered to be operating as an unregistered investment company. Please revise your disclosure to make this clear. In addition, please confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company. We may issue our shares to investors in connection with our initial business combination . . . , page 56

19. We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return
       for funds facilitating the sponsor   s completion of the business
combination or providing
       sufficient liquidity.
Competitive Strengths, page 94

20. Here and under "Our Management Team" where you note your management's experience completing initial business combinations by GSR II Meteora Acquisition Corp. and Graf
       Acquisition Corp. IV, disclose any extensions and redemption levels in connection with any extensions and/or the business combination. See Regulation S-K Item 1603(a)(3).
Business
Our Sponsor, page 96

21. We note that the interests of the members of your sponsor are denominated in two classes of membership interests: (i) class B membership interests representing interests in the founder shares and (ii) private placement unit membership interests representing interests in your private placement units. We further note that the managing members of your sponsor are Gus Garcia, Lewis Silberman and Anantha Ramamurti. Please revise to disclose all persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. In this regard, we note that there are institutional investors that have expressed an interest to purchase, indirectly through your sponsor, an aggregate of 415,000 private placement units. Refer to
Item 1603(a)(7)
       of Regulation S-K.
 August 28, 2024
Page 5

Conflicts of Interest, page 120

22. Disclose the conflict of interest that may arise from terms of warrants held by your sponsor that enable the sponsor to profit at times when an unaffiliated security holder cannot profit, such as when you may call the warrants for redemption as described on page 17. See Regulation S-K Item 1603(b).
23. Please state the basis for your disclosure on pages 9, 32 and elsewhere that the fiduciary duties or contractual obligations of your officers or directors will materially affect your ability to complete your initial business combination.
Officer and Director Compensation, page 125

24. Please revise to discuss the membership interests in your sponsor that your independent directors will receive for their services as a director. See Regulation S-K Item 402(r)(3).
Principal Shareholders, page 132

25. Please revise the table to reflect the sponsor's purchase of private placement units. Please also clarify the number of shares of each class of stock that are currently and will be owned after the the offering by the person(s) listed in the table. Finally, please identify the individuals with voting and investment control over the shares held by the entity listed in the table.
Certain Relationships and Related Party Transactions, page 135

26. Please disclose any circumstances under which the sponsor may surrender or cancel securities in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6) of Regulation S-K. General

27. We note your disclosure regarding market making on page 171. Please register the market-making activities and include alternate pages in your filing for the market-making prospectus.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Mary Beth Breslin at 202-551-3625 with any other questions.
 August 28, 2024
Page 6



                                Sincerely,

                                Division of Corporation Finance
                                Office of Real Estate & Construction
cc:   Steven B. Stokdyk, Esq.